05037716

SECU[illegible] [illegible]SSION
Washington, D.C. 20549

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RECD S.E.C. FEB 2 5 2005 1086

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JonesTrading Institutional Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 W. Lindero Canyon Rd., Ste. 208
(No. and Street)

Westlake Village, (City) CA (State) 91361-4268 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William K. Jones or Carl R. Hammond 818-991-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simpson & Associates
(Name – *if individual, state last, first, middle name*)

1155 N. Central Ave., Suite 211 (Address) Glendale (City) CA (State) 91202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl R. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. MILLER
Commission # 1326820
Notary Public — California
Los Angeles County
My Comm. Expires Nov 23, 2005

Signature

Managing Director/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONESTRADING INSTITUTIONAL SERVICES LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

JONESTRADING INSTITUTIONAL SERVICES LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

SIMPSON & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
1155 NORTH CENTRAL AVENUE, SUITE 211
GLENDALE, CALIFORNIA 91202
(818) 956-1567 • FAX (818) 956-7144
sacpa@pacbell.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
JonesTrading Institutional Services LLC
Westlake Village, California

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC and subsidiary as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of JonesTrading Institutional Services LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Simpson & Associates

February 10, 2005
739audrp.doc

Note 1 - Summary of significant accounting policies and general:

Business activities:

JonesTrading Institutional Services LLC "The Company" is an institutional broker-dealer with the home office in Westlake Village, California and branches in Northern California, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, Texas and a wholly owned subsidiary in London, England.

On January 1, 2004, Jones & Associates, Inc. transferred all of its assets, liabilities and operating functions to JonesTrading Institutional Services LLC, it's wholly owned limited liability company.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and interest-bearing cash investments. At times such investments may be in excess of the FDIC insurance limit. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one institution. At December 31, 2004, the Company's uninsured cash and investments total $10,830,409.

Marketable securities:

Marketable securities are classified as trading securities and stated at fair value. The resulting difference between cost and fair value is included in income. Customers' as well as the Company's securities transactions and the related commission income and expense are recorded on a settlement date basis.

Principles of Consolidation:

The consolidated financial statements include the accounts of JonesTrading Institutional Services LLC, its subsidiary JonesTrading International Limited a wholly owned subsidiary and Jones & Associates, Inc. All significant intercompany transactions and accounts have been eliminated.

Note 1 - Summary of significant accounting policies and general-continued:

Property and equipment:

Property and equipment is recorded at cost. Depreciation and amortization is computed by the straight line method based upon the estimated useful lives of the various classes of assets, furniture and equipment 5-7 years, data processing equipment 5 years, and leasehold improvements 39 years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized.

Property and equipment consisted of the following at December 31, 2004:

Furniture and equipment	$1,903,257
Data processing equipment	1,383,579
Leasehold improvements	1,840,085
Construction in progress	358,028
	5,484,949
Less accumulated depreciation	1,978,437
Total net property and equipment	$3,506,512

Income taxes:

As of January 1, 1987, Jones & Associates, Inc., with the unanimous consent of its shareholders, elected under the Internal Revenue Code to be an S Corporation. Accordingly, the Company does not pay Federal corporate taxes on its income. Instead, the shareholders are liable for individual income taxes on their respective shares of the Company's income.

On July 31, 2004, Jones & Associates, Inc. sold 392,000 units of its wholly owned limited liability company, JonesTrading Institutional Services LLC, which previously was a disregarded entity for tax purposes. Concurrently, Jones & Associates, Inc. retired the same number of shares. From that day forward the LLC became a reportable entity as a partnership with no Federal income tax liability. The income tax liability and the provision for income taxes on continuing operations include state, local and foreign taxes.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Note 2 - Net capital requirements:

The Company, as a broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by the Rule. This requires the Company to maintain a net capital equal to the greater of $100,000 or 6 2/3 percent of the aggregate indebtedness. At December 31, 2004, the Company's net capital was $6,186,114 which was $5,827,041 in excess of this requirement.

Note 3 - Fully disclosed clearing agreement:

During 2004, the Company cleared all customer transactions through its Fully Disclosed Agreements with Neuberger Berman, a New York Stock Exchange member firm.

Note 4 - Notes receivable:

During the period from 1997 through 2004, a total of 3,890,000 shares of common stock were sold to employees of Jones & Associates, Inc. for an aggregate notes receivable of $16,087,000 at a 4% to 8% interest rate. The outstanding notes receivable balance at December 31, 2004, is $8,319,161 and all loans are current. Principal payments of $855,739 were paid in 2004.

Note 5 - Ownership equity:

During 2004, the net decrease in issued and outstanding shares of common stock (25,000,000 authorized) was 212,000 and 392,000 LLC member units (30,000,000 authorized) were issued. The net issuance of shares and units has increased the ownership equity from $14,566,171 to $15,845,971.

Note 6 - Commitments and contingencies:

The Company leases office space and equipment under noncancelable operating lease agreements which expire on various dates through 2013. At December 31, 2004, the future minimum obligations under these agreements were as follows:

2005	$1,311,301
2006	1,162,071
2007	1,157,871
2008	771,839
2009	488,871
Thereafter	597,773
Total	$5,489,726

Note 7 - Retirement benefit plan:

The Company provides a 401-K deferred compensation retirement plan to both hourly and salaried employees. In addition, the Company contributed four percent in 2004 of salaries for the non-highly compensated employees to a profit sharing plan. The percentage rate is variable and is determined by the Company on a year to year basis. Employees are eligible to participate in the plans after one year of employment. The cost for both plans was $1,178,251 during the year.

Note 8 - Investments:

During 2000, the Company bought 9,000 common stock shares and 1,500 warrants of NASDAQ Stock Market, Inc. for $137,100. As of December 31, 2004, the investment in NASDAQ represents a less than one-percent interest and therefore the Company does not have significant control over the operation of the company. It is management's intent to hold the NASDAQ investment on a long-term basis. Therefore, in accordance with the provisions of SFAS No. 115, these securities are classified as available for sale and are carried at fair value of $101,850 as of December 31, 2004.

Note 9 - Advertising:

The Company expenses advertising costs as incurred. In 2004, advertising costs were $394,053 and included mainly trade magazine advertising and promotional items that are not considered direct response and therefore, do not require capitalization.

JONESTRADING INSTITUTIONAL SERVICES LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets:	
Cash	$ 4,434,869
Marketable securities	6,495,540
Cash and cash equivalents	10,930,409
Commissions and other receivables	741,363
Total current assets	11,671,772
Other assets:	
Investment available for sale (Note 8)	101,850
Office furniture and equipment (Note 1)	3,506,512
Deposits	139,132
Stock exchange membership	2,000
Total other assets	3,749,494
TOTAL ASSETS	$ 15,421,266

LIABILITIES AND OWNERSHIP EQUITY

Current liabilities:	
Accounts payable	$ 832,939
Accrued income taxes	300,000
Commissions payable	4,253,168
Total current liabilities	5,386,107
Ownership equity:	
Ownership equity (Note 5)	15,845,971
Retained earnings	2,508,349
	18,354,320
Notes receivable from common stock issuance (Note 4)	(8,319,161)
Total ownership equity	10,035,159
TOTAL LIABILITIES AND EQUITY	$ 15,421,266

The accompanying notes are an integral
part of these financial statements.

SIMPSON & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
1155 NORTH CENTRAL AVENUE, SUITE 211
GLENDALE, CALIFORNIA 91202
(818) 956-1567 • FAX (818) 956-7144
sacpa@pacbell.net

The Board of Directors
JonesTrading Institutional Services LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of JonesTrading Institutional Services LLC (The Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Simpson & Associates

Simpson & Associates, CPA's
Glendale, California
February 10, 2005
73917a13